January 24, 1994


ANALYSTS CONTACT:  Jim Magrone
                   (203) 771-4662


     SNET ANNOUNCES FLAT 1993 EARNINGS FROM CONTINUING OPERATIONS
             WITH WEAK ECONOMY AND INCREASING COMPETITION

   Southern New England Telecommunications Corporation (NYSE: SNG) today announced essentially flat earnings of $2.53 per share for
1993 compared with $2.56 for 1992 from continuing operations before the extraordinary charge and accounting changes and excluding a restructuring charge. With those charges, the company recorded a net loss for 1993 of $318.1 million compared with net income for
1992 of $151.4 million or ($4.99) versus $2.44 per share.
   The net loss and net income figures include these previously announced after-tax charges:
                                 1993                    1992
                       In Millions Per Share   In Millions  Per Share
Net (Loss) Income                  ($4.99)                   $2.44

Restructuring            $204.2      3.21          -          -
Refinancing               $44.0      0.69         $2.7        0.04
Discontinued operations   $10.3      0.16         $5.1        0.08
Adoption of SFAS 106,
   112, and 109          $220.2      3.46          -           -
Earnings before one-time            $2.53                    $2.56
   charges

                               -more-

                                 -2-
    "The weak economy and the impact of increasing competition continue to pressure earnings. In spite of the difficult year, we are holding our own and taking key steps such as our restructuring efforts to position SNET for growth over the long term," said Daniel
J. Miglio, SNET chairman, president, and chief executive officer.
    "I am excited about our recently announced plan to invest $4.5 billion over the next 15 years to transform our statewide telecommunications network into an information superhighway called I-SNET. It represents our vision of the future. In a complementary initiative, we launched one of the first video-on-demand trials in the nation. We also started up SNET America, which offers a full range of interstate and international long-distance services. We will continue to pursue new opportunities for growth and offer new services that make us the information-age company of choice for customers," he added.
    Consolidated revenues and sales for 1993 were up 2.4 percent to $1,653.6 million compared with $1,614.4 million for 1992. The telephone company's revenues reflect a 5.6 percent drop for in-state toll revenue due mainly to competitive price reductions. Revenue from network-access charges increased 4.4 percent to $342.8 million. Revenue from the company's directory-publishing business decreased 3.8 percent.
    Sales from other businesses declined 6.1 percent, mainly because of our planned withdrawal from the PBX-systems market in favor of concentration on our own network-based centrex services. Sales from the company's cellular operations were up 23.2 percent on a growing customer base.
                                -more-

                                 -3-

    Costs and expenses for 1993, excluding the restructuring charge and interest were up 3.8 percent to $1,295.0 million compared with
$1,247.5 million for 1992.    This includes a 16.6 percent increase
in depreciation and amortization expense, due primarily to higher depreciation rates authorized by state and federal regulators.
    Interest expense declined 6.3 percent because of less short-term borrowing, lower rates compared with 1992, and savings from previous refinancings of high-coupon debt.
    For the fourth quarter of 1993, earnings from continuing operations before the extraordinary charge and without the restructuring charge, were $0.55 per share versus $0.64 per share for 1992. The net loss for the quarter was $224.0 million compared with net income for 1992 of $40.0 million, or ($3.51) versus $0.64 per share.
    "Higher revenues for the quarter were offset primarily by the higher depreciation rates now in effect," said Mr. Miglio.
    Fourth quarter 1993 revenues and sales were $426.5 million compared with $405.9 million. Costs and expenses, excluding the restructuring charge and interest, were $348.1 million compared with $312.7 million.
    Southern New England Telecommunications Corporation is an independent telecommunications company that offers through its subsidiaries network and information-management services and communications systems; long-distance service; directory publishing and advertising services; and cellular mobile phone and paging services.
                                 ###

                                 SNET
             Preliminary Summary of Consolidated Results
                For the three months ended December 31
                (in Millions Except Per Share Amounts)


                                   For the 3 Months Ended    Percent
                                        December 31          Change

                                      1993      1992
Revenues and Sales
    Local service                    $153.8    $131.4
    Intrastate toll                    77.9      89.1
    Network access                     84.7      85.3
    Sales                              56.0      57.1
    Publishing and other               54.1      43.0
      Total Revenues and Sales        426.5     405.9         5.1%
Costs and Expenses
    Operating and maintenance         253.3     236.6
    Provision for restructuring       355.0       -
    Depreciation and amortization      79.5      63.5
    Taxes other than income            15.3      12.6
    Interest                           22.6      23.2
      Total Costs and Expenses        725.7     335.9       116.1%

(Loss) Income from Continuing Operations
 Before Income Taxes and Extraordinary
 Charge                              (299.2)     70.0      (527.4%)
Provision for income taxes           (129.5)     30.0      (531.7%)

(Loss) Income from Continuing Operations
 Before Extraordinary Charge         (169.7)     40.0      (524.3%)

Discontinued Operations, net of
 related taxes
    Loss from discontinued operations   -         -
    Loss on disposal of discontinued
      operations                      (10.3)      -
(Loss) Income Before Extraordinary
 Charge                              (180.0)     40.0      (550.0%)

Extraordinary charge, net of tax      (44.0)      -
Consolidated Net (Loss) Income      ($224.0)   $ 40.0

Tax benefit of dividends declared
 on shares held in Employee Stock
 Ownership Plan ("ESOP")                -          .6

(Loss) Earnings for Per Share
  Calculation                       ($224.0)   $ 40.6
Weighted Average Common Shares
  Outstanding  (in thousands)        63,854    63,316        .8%

(Loss) Earnings Per Common Share:
  (Loss) Income from Continuing Operations
   Before Extraordinary Charge       ($2.66)    $ .64    (515.6%)
  Discontinued Operations              (.16)      -
  (Loss) Income Before
   Extraordinary Charge               (2.82)      .64    (540.6%)
  Extraordinary Charge                 (.69)      -
  (Loss) Earnings per Common Share   ($3.51)    $ .64    (648.4%)

                                 SNET
                 Preliminary Statistical Information
                For the three months ended December 31
                (in Millions Except Per Share Amounts)

                                For the three Months Ended   Percent
                                       December 31           Change

                                       1993      1992

WATS Message Volumes                   24.3      29.1       (16.5%)

TOLL Message Volumes                   95.5     102.3        (6.6%)

Access Lines in Service               1,964     1,937         1.4%

Interstate Minutes of Use             1,654     1,575         5.0%

Common Equity at Period End          $  855    $1,254       (31.8%)

Common Shares Outstanding
  at Quarter End (in thousands)      63,850    63,359          .8%

Book Value Per Common Share
  at Period End                      $13.38    $19.79       (32.4%)

Average Common Shares Outstanding    63,854    63,316          .9%
(in thousands)

Debt Ratio at Period End              59.9%     47.4%        26.4%




                                 SNET
             Preliminary Summary of Consolidated Results
                       Years Ended December 31
                (in Millions Except Per Share Amounts)


                                       Years Ended           Percent
                                       December 31           Change

                                     1993       1992
Revenues and Sales
    Local service                  $ 566.7    $ 523.0
    Intrastate toll                  339.8      359.9
    Network access                   342.8      328.5
    Sales                            205.2      218.6
    Publishing and other             199.1      184.4
      Total Revenues and Sales     1,653.6    1,614.4         2.4%
Costs and Expenses
    Operating and maintenance        943.3      938.5
    Provision for restructuring      355.0        -
    Depreciation and amortization    291.1      249.7
    Taxes other than income           60.6       59.3
    Interest                          91.4       97.5
      Total Costs and Expenses     1,741.4    1,345.0        29.5%

(Loss) Income from Continuing Operations
  Before Income Taxes,
  Extraordinary Charge and
  Accounting Changes                 (87.8)     269.4      (132.6%)

Provision for income tax             (44.2)     110.2

(Loss) Income from Continuing Operations
  Before Extraordinary Charge
  and Accounting Changes             (43.6)     159.2      (127.4%)

Discontinued Operations, net of
 related taxes

    Loss from discontinued operations    -       (1.1)
    Loss on disposal of discontinued
      operations                     (10.3)      (4.0)

(Loss) Income Before Extraordinary
  Charge and Accounting Changes      (53.9)     154.1      (135.0%)

Extraordinary Charge, net of tax     (44.0)      (2.7)

Accounting Changes - Cumulative
 effect to January 1, 1993          (220.2)       -

Consolidated Net (Loss) Income     ($318.1)    $151.4

Tax benefit of dividends declared
  on shares held in Employee Stock
  Ownership Plan ("ESOP")             -           2.3
(Loss) Earnings for Per
  Share Calculation                ($318.1)    $153.7
Weighted Average Common Shares
  Outstanding (in thousands)         63,692    63,073         1.0%


                                 SNET
             Preliminary Summary of Consolidated Results
                       Years Ended December 31
                (in Millions Except Per Share Amounts)


                                           Years Ended     Percent
                                           December 31,    Change

                                          1993     1992
(Loss) Earnings Per Common Share:
(Loss) Income from Continuing Operations
  Before Extraordinary Charge and
  Accounting Changes                     ($.68)   $ 2.56   (126.6%)
Discontinued Operations                   (.16)    ( .08)
(Loss) Income Before Extraordinary
   Charge and Accounting Changes          (.84)     2.48   (133.9%)
Extraordinary Charge                      (.69)    (0.04)
Cumulative Effect of Accounting
  Changes                                (3.46)        -
(Loss) Earnings Per Common Share        ($4.99)   $ 2.44




                                 SNET
             Preliminary Summary of Consolidated Results
                       Years ended December 31
                (in Millions Except Per Share Amounts)


                                       Years Ended         Percent
                                       December 31,        Change

                                     1993       1992


WATS Message Volumes                 112.9     123.3       (8.4%)

TOLL Message Volumes                 411.1     402.9        2.0%

Access Lines in Service              1,964     1,937        1.4%

Interstate Minutes of Use            6,522     6,206        5.1%

Common Equity at Period End           $855    $1,254      (31.8%)

Common Shares Outstanding at
  Quarter End (in thousands)        63,850    63,359         .8%

Book Value Per Common Share
  at Period End                     $13.38    $19.79      (32.4%)

Average Common Shares Outstanding   63,692    63,073        1.0%
(in thousands)

Debt Ratio at Period End              59.9%     47.4%      26.4%